Exhibit 99.1

CI Financial Wins Digital Transformation Award, Recognized as an Innovation Leader

TORONTO--(BUSINESS WIRE)--May 26, 2022--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) announces it is the winner of a 2022 Digital Transformation Award (Large Private Sector category), which recognizes CI’s success in implementing emerging digital technologies across its organization.

“Our digital transformation is critical to the future of our business and a competitive advantage for our firm,” said Darie Urbanky, CI President and Chief Operating Officer. “We’re honoured to be identified as a leader and model for other companies.

“CI started its digital transformation program three years ago focused on the key principles of delivering value to our clients, achieving concrete results that improve our efficiency, adopting continuous improvement, and modernizing our operating models,” Mr. Urbanky said. “We have also sought to make CI an exciting and inspiring place to work. Teamwork and the development of new skills and capabilities among our employees are essential to this project.

“We have made incredible progress, enhancing our service levels and operations and attaining significant savings in time and money. Our transformation is an ongoing process, as we continue to enhance our new processes while extending these innovations to other areas of the organization.”

The Digital Transformation Awards are sponsored by IT World Canada (“ITWC”) and were presented Wednesday at the 2022 Digital Transformation conference.

“CI Financial provides a textbook case of how a large organization should pursue digital transformation,” said Jim Love, CIO and co-owner of ITWC, and co-author of the book Digital Transformation in the First Person. “They started with a brutally honest self-examination and benchmarking. They imagined a future based on customer needs. They mapped the gap and then pursued it with relentless focus, starting with building solid foundations. With that, they confront the reality of digital transformation – it’s never over. They are continuing to innovate and change. Any organization engaged in digital transformation should look at how CI has tackled this.”

CI started its digital transformation in 2019 with the appointment of Chief Innovation Officer Kambiz Vatan-Abadi, whose team leads the development and execution of digital transformation plans for key divisions of the company. Examples of CI’s initiatives include: the application of AI (Artificial Intelligence) and ML (Machine Learning) in sales processes; the implementation of an automated “Knowledge Management” system and enablement of Omni-Channel Agent for the Client Services team; the introduction of ICR (Intelligent Character Recognition) and OCR (Optical Character Recognition) technologies to automatically digitize inputs from paper forms or email; applying RPA (Robotic Process Automation) technology to automate manual tasks; the adoption of a cloud strategy; the adoption of DevOps and Agile methodologies through IT functions and processes; and the introduction of a change management practice within the Human Resources department.

These efforts were supported by a broad-based communications campaign and extensive employee training, in which over 600 staff members received training customized to their department and team, while over 200 trained on agile methodologies.

The Digital Transformation Award program was launched in 2017 to find successful case studies for organizations looking for examples to follow in their own transformation journey. The program receives nominations from companies and public sector organizations coast to coast. An independent panel of industry experts judges the award winners based on a number of key considerations. The awards cover five categories: small public/not for profit; small private sector; large public sector; large private sector; and digital disruptor.

About ITWC

ITWC (IT World Canada) is the leading Canadian resource for IT professionals working in medium to large enterprises. Since its launch in 1984, IT World Canada has become the online information resource of choice for Canadian IT professionals. Representing the entire spectrum of enterprise IT, we provide news and information services that aid in achieving success in the Canadian IT market. For more than three decades IT World Canada has been building solid relationships with Canada’s IT professionals by delivering timely, incisive information that helps them succeed in their jobs. Today, more than 300,000 IT executives and professionals – representing 70% of the buying power in Canada – turn to IT World Canada for the information they trust. ITWC is also the Canadian AI-enabled digital media and marketing platform reaching Canada’s most influential, engaged, and targeted technology decision-makers.

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI managed and advised on approximately $354.6 billion in client assets as at April 30, 2022. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, Corient Capital Partners, LLC, CPWM, LLC (Columbia Pacific Wealth Management), Columbia Pacific Advisors, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Galapagos Partners, LP, GLASfunds, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

Desere Ross
Senior Director, Programs and Sales Operations
ITWC
416-290-0258
dross@itwc.ca